ROPES & GRAY PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Abigail Jeck

T +1 617 854 2621

abigail.jeck@ropesgray.com

December 12, 2018

VIA EDGAR

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Ms. Samantha Brutlag

Re: GMO Series Trust (File Nos. 333-174627 and 811-22564) (the “Trust” or “Registrant”)

Ladies and Gentlemen:

On November 19, 2018, Samantha Brutlag (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided oral comments to Sarah Clinton and Abigail Jeck of Ropes & Gray LLP, counsel to the Registrant, regarding Post-Effective Amendment No. 40 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 42 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (“Amendment 40/42”) relating to GMO Emerging Domestic Opportunities Series Fund and GMO Opportunistic Income Series Fund (each, a “Fund,” and collectively, the “Funds”), each a new series of the Trust.

Responses to the Staff Reviewer’s comments, which focus on the Funds’ Prospectus, are set forth below. Certain additional disclosure information not filed with Amendment 40/42 was requested by the Staff Reviewer in advance of the Trust’s Rule 485(b) filing relating to its Registration Statement and that additional information has been provided. Please note that, as discussed with the Staff Reviewer, we have provided collective responses to the comments that were applicable to both Funds.

For purposes of this response letter, references to an “Institutional Fund” shall mean the series of GMO Trust in which a particular Fund invests substantially all of its assets in reliance on Section 12(d)(1)(E) of the 1940 Act, and references to “GMO” shall mean Grantham, Mayo, Van Otterloo & Co. LLC, the investment adviser of the Funds and the Institutional Funds. Additionally, references to each Fund may also refer to the corresponding Institutional Fund, and references to actions undertaken or investments held by the Fund may also refer to those by the corresponding Institutional Fund.

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Fees and Expenses & Performance

1.	The Staff notes that each Fund’s “Shareholder fees” table in the Fund Summary section of the Prospectus reflects that, while the Funds pay purchase premiums and redemption fees to the Institutional Funds in which they invest, the shareholders of the Funds are not charged purchase premiums or redemption fees. Rule 22c-2 under the 1940 Act states that a fund’s board of directors, including a majority of directors who are not interested persons of the fund, must either “(i) [a]pprove a redemption fee … that in its judgment is necessary or appropriate to recoup for the fund the costs it may incur as a result of those redemptions or to otherwise eliminate or reduce so far as practicable any dilution of the value of the outstanding securities issued by the fund, the proceeds of which fee will be retained by the fund; or (ii) [d]etermine that imposition of a redemption fee is either not necessary or not appropriate.”

(a) Please advise as to the factors and legal considerations that the Board of Trustees of the Trust (the “Board”) took into account when determining that the imposition of a redemption fee was not necessary or appropriate in light of the fact that each Fund will pay such fees to its Institutional Fund.

(b) Please supplementally confirm whether the shareholder fees included in each Fund’s “Shareholder fees” table are reflected in each Fund’s “Annual Fund operating expenses” table.

(c) Please explain how the purchase premiums and redemptions fees are reflected in each Fund’s expense example and whether the result could be confusing to shareholders given that the expense examples take into account fees paid by the Fund but not by shareholders.

Response: While the Institutional Fund in which each Fund invests imposes redemption fees (and purchase premiums) to help offset estimated portfolio transaction costs and other related costs (e.g., stamp duties and transfer taxes) incurred by the Institutional Fund as a result of shareholder redemption (and purchase) activity, the Board, exercising its reasonable business judgment, concluded that redemption fees are not necessary or appropriate for the Funds in light of a number of considerations, including the Fund’s holdings (limited only to shares of the underlying Institutional Fund) and shareholder base (eligible retirement plans, Section 529 accounts, and other accounts – some of which would be unable to appropriately process shareholder fees for operational reasons). The Registrant has implemented procedures, adopted by the Board, designed to detect and prevent frequent trading activity that could be harmful to a Fund and its shareholders and submits that there has been no evidence of problematic frequent trading activity in the Funds.

The Registrant confirms that the purchase premiums and redemption fees paid by each Fund when it transacts in the shares of its underlying Institutional Fund are included in each Fund’s “Shareholder fees” table and are not reflected in the “Annual Fund operating expenses” table. The Registrant believes this approach is consistent with Instruction 1(d)(i) to Item 3 of Form N-1A, which requires that a feeder fund use a single fee table to reflect the aggregate expenses of the feeder fund and its master fund, using the captions provided by the Form. Each Fund is a feeder fund that invests substantially all of its assets in its Institutional Fund. Consistent with the Form requirement, the “Shareholder fees” table for each Fund shows the fees paid by (i) shareholders investing in the Fund and (ii) the Fund as a shareholder in the Institutional Fund in which it invests. The table and accompanying footnote indicate that shareholders of a Fund are not paying any purchase premiums or redemption fees directly from their investment in the Fund but, rather, that those fees are being paid by Institutional Fund shareholders (which include the Fund).

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Consistent with Instruction 1(d)(i) to Item 3 of Form N-1A, the Funds’ expense examples include the expenses of both the Funds and the underlying Institutional Funds and, as such, the purchase premiums and redemption fees charged by the Institutional Funds are reflected in the expense examples. The Registrant does not believe this presentation would be confusing to shareholders because the introductory language to the expense examples clearly states that “all amounts shown include the expenses of both [the Institutional Fund] and the Fund.”

2.	With respect to the fee waiver and expense reimbursement shown in each Fund’s “Annual Fund operating expenses” table in the Fund Summary section of the Prospectus, please confirm that the contractual arrangements to waive/reimburse such fees and expenses will remain in effect for a period of at least one year from the effective date of the Fund’s Rule 485(b) filing.

Response: The Registrant confirms that the contractual arrangements to waive and reimburse such fees and expenses for the Funds will remain in effect for a period of at least one year from the effective date of the Funds’ Rule 485(b) filing.

Name of GMO Emerging Domestic Opportunities Series Fund

3.	The Staff notes that GMO Emerging Domestic Opportunities Series Fund includes both the word “emerging” and “domestic” in its name. Pursuant to Rule 35d-1 under the 1940 Act, the Staff generally would expect the Fund to invest at least 80% of the value of its assets either in (i) investments that are tied economically to emerging markets (in connection with the word “emerging” in the name); or (ii) investments that are tied economically to the United States (in connection with the word “domestic” in the name). The Staff notes that the Fund’s 80% test, as disclosed in the “Principal investment strategies” for the Fund, provides that “the Fund invests directly and indirectly at least 80% of its assets in investments related to emerging markets” and goes onto state that the investments may include investments in companies located in developed markets, including the United States that are “related to, or whose prospects are linked to, emerging markets.”

Please clarify what is meant by “investments related to emerging markets.” Is there a threshold amount of assets that must be invested in emerging markets? Please explain how the Fund’s 80% test is consistent with Rule 35d-1.

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Response: Rule 35d-1(a)(3) requires an investment company with a name that suggests that it focuses its investments in a particular geographic region to adopt a policy to invest, under normal circumstances, at least 80% of the value of its assets in investments that are “tied economically to” the particular geographic region suggested by its name. Consistent with this requirement, GMO Emerging Domestic Opportunities Series Fund has a policy to invest, under normal circumstances, at least 80% of its assets in investments “related to” emerging markets (i.e., the particular geographic region suggested by the word “emerging” in its name).

The Registrant submits that the phrase “related to” as used in the Fund’s 80% test is consistent with the phrase “tied economically to” in Rule 35d-1. In adopting Rule 35d-1, the Commission did not provide any definition of the phrase “tied economically to,” but determined that an investment may appropriately fit within a fund’s 80% test if that investment “expose[s] [the fund’s] assets to the economic fortunes and risks of the country or geographic region indicated by its name” – thus providing funds with flexibility to determine the specific criteria used to select the investments that would qualify for the 80% test.1 For the purpose of its 80% test, GMO Emerging Domestic Opportunities Series Fund considers an investment to be “related to emerging markets” if, at the time of purchase, it is (i) in an issuer that is organized under the laws of an emerging markets country or region or in an issuer that maintains its principal place of business in an emerging markets country or region; (ii) traded principally in an emerging markets country or region; or (iii) in an issuer that derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in an emerging markets country or region, or has at least 50% of its assets in that country or region.  In Amendment 40/42, the “Name Policies” section of the Fund’s Prospectus set forth these criteria in terms of investments that are “tied economically” to a country or region.2 The Registrant will revise the “Name Policies” section of the Fund’s Prospectus to make clear that this description applies equally to investments “related to” a country or region.

Although the Fund’s name also includes the word “domestic” in addition to “emerging,” the “Principal investment strategies” in the Fund Summary section of the Prospectus clearly explains that the word “domestic” refers to internal development and growth of emerging markets, not to investment in the United States. The Registrant maintains that the use of the word “domestic” in the Fund’s name, particularly when modified by the term “emerging,” is reasonable and would not lead a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with the Fund’s intended investments or the risks of those investments.3

[1]	Investment Company Names, Investment Company Act Release No. 24828, n.26 and accompanying text (Jan. 17, 2001).
[2]	The “Name Policies” section of the Fund’s Prospectus states as follows:

In addition, a Name Policy calling for a Fund to invest in a particular country or geographic region requires that the Fund’s investments be “tied economically” to that country or region. For purposes of this Prospectus, an investment is “tied economically” to a particular country or region if, at the time of purchase, it is (i) in an issuer that is organized under the laws of that country or of a country within that region or in an issuer that maintains its principal place of business in that country or region; (ii) traded principally in that country or region; or (iii) in an issuer that derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in that country or region, or has at least 50% of its assets in that country or region.

[3]	See Investment Company Act Release No. 24828, Section II.C.1 (Jan. 17, 2001).

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Principal Investment Strategies & Principal Risks - GMO Emerging Domestic Opportunities Series Fund

4.	The “Principal investment strategies” in the Fund Summary section of the Prospectus for GMO Emerging Domestic Opportunities Series Fund states that “[a]t times, the Fund may have substantial exposure to a single asset class, industry, sector, country, region, or currency.” Please revise the “Focused Investment Risk” that appears under “Principal risks of investing in the Fund” in the Fund Summary to discuss, not only the risks associated with investments in companies whose prospects are linked to the internal development and growth of a particular emerging market country, but also the risks of investments focused in a limited number of industries, sectors, asset classes, regions, and currencies.

Response: The “Focused Investment Risk” that appears in the “Principal risks of investing in the Fund” section in the Fund Summary for GMO Emerging Domestic Opportunities Series Fund states that the Fund’s investment in “companies whose prospects are linked to the internal development and growth of a particular emerging market country” may create additional risk because the performance of those companies is likely to be highly correlated. The Registrant believes that this disclosure accurately identifies the most significant focused investment risk of investing in the Fund. Although the Fund reserves the flexibility to, at times, have substantial exposure to a single asset class, industry, sector, country, region, or currency, the Fund does not believe that additional risk disclosure regarding these possibilities is warranted in the Fund Summary. The Registrant respectfully submits that the “Focused Investment Risk” included in the “Description of Principal Risks” section in response to Item 9 of Form N-1A discusses in sufficient detail the risks of investments focused in a limited number of industries, sectors, asset classes, regions, and currencies.

Furthermore, the Registrant notes that the Fund’s “Focused Investment Risk” disclosure is consistent with that of GMO Emerging Domestic Opportunities Fund, the Institutional Fund in which the Fund invests substantially all of its assets. The Registrant will review and consider any necessary updates to its risk disclosure during its next annual update to keep the Fund’s disclosure consistent with that of its Institutional Fund.

5.	Please revise the “Principal investment strategies” in the Fund Summary section of the Prospectus for GMO Emerging Domestic Opportunities Series Fund to clarify the maturity parameters of the securities in which the Fund may invest.

Response: The Registrant confirms that GMO Emerging Domestic Opportunities Series Fund may invest in fixed income securities of any maturity, although GMO does not currently expect fixed income investments to comprise a material portion of the Fund’s portfolio. With respect to revising the Fund’s “Principal investment strategies” disclosure, the Registrant respectfully notes that the disclosure is consistent with that of GMO Emerging Domestic Opportunities Fund, the Institutional Fund in which the Fund invests substantially all of its assets. The Registrant will review and consider any necessary updates to its “Principal investment strategies” disclosure to clarify the maturity parameters of the securities in which the Fund may invest during its next annual update to keep the Fund’s disclosure consistent with that of its Institutional Fund.

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6.	In accordance with the Staff’s letter to the Investment Company Institute dated July 30, 2010 (the “ICI Letter”), please consider describing with greater specificity (i) the types of derivatives in which each Fund may invest; (ii) the specific purpose for using such derivatives; and (iii) the extent to which such derivatives will be utilized or, alternatively, please explain why the current disclosure is sufficient.

Response: The Registrant believes that disclosure in the Prospectus and Statement of Additional Information sufficiently describes the types of derivatives in which the Funds may invest, the specific purpose for using such derivatives, and the extent to which such derivatives will be used, in accordance with the ICI Letter.

7.	With respect to GMO Emerging Domestic Opportunities Series Fund, please consider whether the risks of investing in emerging countries or emerging markets should be described in a standalone principal risk of the Fund.

Response: The Registrant submits that the risks of investing in emerging countries or emerging markets are adequately disclosed within the “Non-U.S. Investment Risk” that appears in the “Principal risks of investing in the Fund” section in the Fund Summary, which identifies the principal risks of investing in non-U.S. securities and notes that those risks and other risks tend to be greater in the case of emerging countries or emerging markets investments. The Registrant notes that, in addition to the disclosure in the “Non-U.S. Investment Risk” that appears in the “Principal risks of investing in the Fund” section in the Fund Summary, relating to the enhanced risks for investments in emerging countries or emerging markets, there is also more extensive disclosure regarding those risks in the “Non-U.S. Investment Risk” included in the “Description of Principal Risks” section of the Prospectus in response to Item 9 of Form N-1A.

Furthermore, the Registrant notes that the Fund’s risk disclosure is consistent with that of GMO Emerging Domestic Opportunities Fund, the Institutional Fund in which the Fund invests substantially all of its assets. The Registrant will review and consider any necessary updates to its risk disclosure during its next annual update to keep the Fund’s disclosure consistent with that of its Institutional Fund.

Performance

8.	At least one week before the effectiveness of the Registration Statement, please provide all numerical data relating to the “Performance” section included in the Fund Summary section of the Prospectus for each Fund.

Response: The requested information was provided to the Staff Reviewer via electronic mail on

December 7, 2018.

9.	Please explain why it is appropriate to use the MSCI Emerging Markets Index as the comparative index for GMO Emerging Domestic Opportunities Series Fund when the Fund may also invest in developed markets.

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Response: The Registrant submits that the inclusion in the Fund’s “Average Annual Total Returns” table of the returns of the MSCI Emerging Markets Index is appropriate for GMO Emerging Domestic Opportunities Series Fund and conforms to relevant disclosure requirements. The Registrant notes that the MSCI Emerging Markets Index is not the Fund’s benchmark, but is an “appropriate broad-based securities market index” conforming with the requirements of Item 4(b)(2)(iii) of Form N-1A. The Registrant notes that, as disclosed in the Fund’s “Principal investment strategies” in the Fund Summary section of the Prospectus, GMO does not manage the Fund to, or control the Fund’s risk relative to, any securities index or securities benchmark.

The Registrant asserts that the MSCI Emerging Markets Index is an appropriate comparative index for the Fund because, under normal circumstances, the Fund invests directly and indirectly at least 80% of its assets in investments related to emerging markets. Similarly, the MSCI Emerging Markets Index, which is a broad-based securities market index as defined in Instruction 5 to Item 27(b)(7), is an independently maintained and widely published index comprised of global emerging markets stocks. While the Fund’s investments are not limited to investments in companies or countries included in the MSCI Emerging Markets Index, and may include investments in companies located in developed markets that are related to, or whose prospects are linked to, emerging markets, there is substantial overlap between the companies included in the Index and the companies in which the Fund will invest. The Registrant is not aware of Commission or Staff guidance indicating that the geographic scope of the companies in a Fund’s 80% test must precisely align with that of the broad-based securities market index shown in the Fund’s “Average Annual Total Returns” table.

Furthermore, the Registrant notes that the Fund’s use of the MSCI Emerging Markets Index is consistent with that of GMO Emerging Domestic Opportunities Fund, the Institutional Fund in which the Fund invests substantially all of its assets. The data included in the “Performance” section in the Fund Summary reflects the performance of that Institutional Fund, adjusted to reflect the gross expenses (on a percentage basis) that are expected to be borne by shareholders of each class of shares of the Fund, as reflected in the “Annual Fund operating expenses” table. As such, the Registrant believes it is appropriate to present the performance of the MSCI Emerging Markets Index.

Management of the Fund

10.	For each Fund, please provide the month and year that the portfolio managers began their management of the Fund, when that information is known. In addition, please consider clarifying whether the information listed under the column “Title” applies to the Funds, the Institutional Funds, or both.

Response: Pursuant to the Staff’s request, for each Fund, the Registrant will amend the “Management of the Fund” section of the Prospectus to add the year of the Fund’s inception. While the Registrant respectfully notes that the information listed under the column “Title” under “Management of the Fund” lists the portfolio managers’ roles at Grantham, Mayo, Van Otterloo & Co. LLC or its affiliate, GMO Singapore Pte. Limited, which indicates that this information applies to both the Funds and the Institutional Funds, in response to the Staff’s comment, the Registrant will revise the language directly above the “Management of the Fund” table to state that the listed portfolio managers are primarily responsible for portfolio management of the Fund and the Institutional Fund.

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Purchase and sale of Fund shares

11.	Please confirm whether there are different minimum initial investment amounts depending on share class for shareholders of record to establish an omnibus account with a Fund.

Response: The Registrant confirms that the minimum initial investment amount for shareholders of record to establish an omnibus account with a Fund does not differ between shares classes.

Principal Investment Strategies & Principal Risks – GMO Opportunistic Income Series Fund

12.	Please consider revising the “Principal risks of investing in the Fund” in the Fund Summary section of the Prospectus for GMO Opportunistic Income Series Fund (either in “Market Risk ‒ Asset-Backed Securities” or elsewhere) to state that the liquidity of below investment-grade asset-backed securities and mortgaged-backed securities may change over time. In addition, please consider whether it would be appropriate to add additional risk disclosure regarding non-agency and unregistered asset-backed securities and mortgaged-backed securities.

Response: The Registrant notes that the “Principal investment strategies” in the Fund Summary for GMO Opportunistic Income Series Fund provides that, “[t]he Fund invests primarily in securitized credit securities[, which] include, but are not limited to, commercial and residential (non-agency and, typically to a lesser extent, agency) mortgage-backed securities….” (emphasis added). The Registrant also notes that “Market Risk ‒ Asset-Backed Securities” and “Illiquidity Risk” are two of its top three most prominent risks in the “Principal risks of investing in the Fund” in the Fund Summary. The Registrant believes its disclosure regarding the Fund’s investment in non-agency and unregistered asset-backed securities and mortgaged-backed securities and the existence of illiquidity risk is adequate and appropriate.

The Registrant notes that the Fund’s disclosure is consistent with that of GMO Opportunistic Income Fund, the Institutional Fund in which the Fund invests substantially all of its assets. The Registrant will review and consider any necessary updates to its Prospectus disclosure during its next annual update to keep the Fund’s disclosure consistent with that of its Institutional Fund.

13.	With respect to GMO Opportunistic Income Series Fund, please clarify whether the Fund expects to be leveraged (i.e., will the notional value of the Fund’s written put options exceed the net asset value of the Fund?).

Response: GMO Opportunistic Income Series Fund may be leveraged. The description of the Fund’s “Principal investment strategies” in the Fund Summary includes the following disclosure:

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The Fund is not limited in its use of derivatives or in the total notional value of its derivative positions. As a result of its derivative positions, the Fund may have investment exposures in excess of its net assets (i.e., the Fund may be leveraged) and therefore be subject to heightened risk of loss. The Fund’s performance can depend substantially, if not primarily, on the performance of assets or indices underlying its derivatives even though it does not own those assets or indices.

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Very truly yours,

/s/ Abigail Jeck

Abigail Jeck

cc:	Douglas Y. Charton, Esq., Grantham, Mayo, Van Otterloo & Co. LLC Thomas R. Hiller, Esq., Ropes & Gray LLP

Sarah Clinton, Esq., Ropes & Gray LLP